SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of: August 2026
Commission File Number: 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

700, René-Lévesque West Boulevard, Suite 400
Montréal, Québec, Canada H3B 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☐                Form 40-F    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ David Torralbo
Name: David Torralbo
Title: Chief Legal Officer and Corporate Secretary
Date: August 13, 2026

EXHIBIT INDEX

99.1	Press Release of Alithya Group inc. dated August 13, 2026